SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26

Centro, Zip Code 20030-900

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Voluntary Delisting of American Depositary Shares from the New York Stock Exchange and Withdrawal of Registration Under Section 12(b) of the Securities Exchange Act of 1934

On July 6, 2026, AXIA Energia S.A., previously known as “Centrais Elétricas Brasileiras S.A. - Eletrobras” (the “Company”), issued a press release titled “Voluntary Delisting of ADSs from the New York Stock Exchange” regarding its intention to voluntarily delist all of the Company’s outstanding common American Depositary Shares (the “Common ADSs”) and all outstanding class C preferred American Depositary Shares (the “Class C Preferred ADSs” and, together with the Common ADSs, the “ADSs”) from the New York Stock Exchange and to withdraw such securities from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended. Following the effectiveness of the delisting, the Company’s shares will remain listed on B3, which will continue to serve as the Company’s primary trading venue.

Following the delisting, the ADSs are expected to continue to be available for trading in the United States through a Level 1 sponsored ADR program maintained by Citibank, N.A., as depositary, on the over-the-counter market. No action is required to be taken by ADS holders at this time.

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit 99.1	Notice to the Market / Press Release dated July 6, 2026, regarding voluntary delisting of ADSs from the NYSE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2026

AXIA ENERGIA S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to, risks and uncertainties relating to the timing and completion of the Delisting and withdrawal of registration under Section 12(b) of the Exchange Act, the filing and effectiveness of Form 25, any action by the SEC or NYSE, the availability and liquidity of the Company’s ADSs in the over-the-counter market, depositary notice and operational processes, and other risks described in our annual report and other documents filed with the CVM and SEC. Forward-looking statements speak only as of the date they are made, and readers are cautioned not to put undue reliance on forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of the Company’s Annual Report on Form 20-F filed with the SEC. The Company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov and on the Company’s website at https://ri.axia.com.br/en/. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.